Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 5, 2004

On November 4, 2004 Harmony Gold Mining Company Limited made presentations on a telephone conference call. A transcript of that call follows:

Bernard Swanepoel

…I do apologise, I can tell you this is the Harmony way. We go cheap and then we are late, but we really just had problems getting to the right number, completely our fault, and I apologise for that. I want, as I have undertaken, I want to talk to the detail about cost reduction plans. And I want to make sure that everybody gets the same information, without causing huge confusion. This obviously follows logically on I think what was a defence document yesterday, without much substance. We will put out a full and formal reply to that Monday, Tuesday next week, we will let you know and I will promise to be on time for a change, for that call. So today I really want to constrain or confine us to the actual discussion on our cost saving plans. I am rushing out to get this message to you, because if I give Gold Fields two more weeks, then they may just have plans that are bigger and bolder than ours. So, for a team that started off saying they don’t know where we are going to get our billion rand, well I mean in the first week or so they have (?) quite a bit, you know, I of course say this with my normal sarcasm in mind. Our own credibility to not only find these costs, but take it out, is certainly much, much better, than a team who in six years has found nothing, and now, you know, are beginning to find cost savings opportunities. These slides, I am told, are available on the transaction website, on the Harmony website. I hope for your sake you have got it in front of you. If you don’t have it in front of you, you may battle to follow my presentation. But you will then be able to print it for yourselves. Brief, as always, just pay notice to the legal notices on pages 2. This obviously is about the Harmony way, and the Harmony way is about empowering people. The Harmony way is about detailed attention to efficiencies, costs, squeezing out unnecessary costs and the subsequent growth in reserves. A 15% reduction in costs is a magical difference to an ore body, by anybody’s number.

My first slide then is, well effectively the third slide, just reminds everybody of our actual savings as a percentage of total cost. I have done that for Evander, St Helena, Randfontein, Elandsrand, Free Gold and an average. Please note that this is under, the categories I’m doing it, for example, labour costs, a reduction of 20% at Evander, this is not in rand per ton terms, but in total costs. So if the total cost was whatever, 100 million, then we save 20% of that through labour cost reductions, etc. And you can see very different, for the very, for the different companies, depending on whether the mine was in closure mode, whether the shaft, some of the shafts were permanently beyond sort of salvaging, or whether it was an ongoing operation, like at Randfontein, Elandsrand, and therefore, and even Free Gold, and therefore the labour trimmings was not the main contributor of cost savings.

If we look at synergies, under synergies you can have a whole host of things, in our language we would look at stores as procurement and other associated logistical costs. The consumables, or the line items of electricity and water, you can actually see synergy benefits coming from that is typically quite significant, and again expressed as a percentage, on average 3% of the total costs can be saved through a reduction in those sort of items. In the case of stores, over those acquisitions we have achieved some 7% over the last five or so acquisitions.

(?) cost, of course is an area where there is significant, significantly different allocation between the different companies. You will see, for example in the case of St Helena, if we restate those costs the way we do, then it actually went up, because St Helena in it’s last few quarters had a bit of a free ride, you know, it no longer got the head office and other costs allocated to it, understandable, you know, for a company that was in final harvest mode, but obviously we run St Helena as an ongoing business, and therefore do allocate some of those costs to it as well. The detail of per mine, or per shaft, just shows that there is quite a bit of variability, but those averages are the numbers that we will take forward, you know, and show you what we are doing with them as well, if we go to the Gold Fields specific proposal.

Contractors, you know we don’t shift labour costing to contractors. We actually as a rule, as a company that work with only employees and not with contractors. Some other companies have got a different philosophy, and contractors are typically in the non-revenue generating categories, and therefore there is quite significant scope for reduction in contractors. So, all in all, the averages achieved are 33, 32, 25, 17, 19, 25%, is just up there to remind you of some of the things we have done in the past. And the other costs are some big cost items, like the World Gold Council, and hospital costs, and all those other sort of typical overheads as well.

That was just a reminder page, I want to go to the crux of the presentation, and really a slide which I am hoping to talk you through to the point that, you know, there shouldn’t be any confusion, unless of

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course it is deliberate. The slide is titled “Cost Saving Details”. I have got a column showing you what Gold Fields total costs for 2004 was. Head office is about 140 million, their total costs for South African operations was 6.5, almost 6.6 billion. For the total cost of 6.7. They also spent capital of about 880. So that is the sort of dark colour column, and that is really just a benchmark line against which we will work. I then want to go to our cost reduction target. The cost reduction target column is followed by what that cost target is as a percentage of the total cost. So you can benchmark this back to the previous page to see what we have done in the past. We also, of course, I mean our target of 15% we believe that the potential is more than that, and partly so because you know, from subsequent communications from the Gold Fields management team side, it becomes clear that they are also seeing some costs that, you know, we certainly feel, you know, that is potentially there to be taken out of the cost structure. And I also expressed the potential savings as a percentage of total costs, those are the last two columns.

Let me talk you through the first two columns. Under overall head office cost of 140, our conservative assumption is that putting the two companies together, in a way which would make sense for us, we would be able to take out a significant portion, two-thirds of what currently falls under head office costs. You can see that makes about a 1.45% cost reduction difference, the potential probably is a little bit higher than that, but I think in the absence of a proper due diligence, we will have to be conservative in all our sort of targets. If we move down, and we have never claimed that this is all about head office, I mean, you know, it is always easy when there is a big fat head office, because that is an easy cost to reduce, certainly our ability of having bought mainly mines in the past, our ability is more proven on shaft level, than what it has been on head office level. If we go down to labour costs. I mean, in our internal language, payroll one, payroll two. Payroll one really is management, supervision, all the way through to, the Chief Executive typically falls into payroll one for us. Now in payroll one, of course sits a small number of people, but we all know, this is where your highly skilled people are, you know, are very expensive. This is where our flat hierarchy, flat structure, is a significant cost reduction contributor. You know that I always say that the reduction in costs is because of the flattening of the structures or hierarchy is only the one element. The empowering, empowerment that takes place by reducing these unnecessary layers of very well qualified, perhaps even very competent, unnecessary people, the empowerment that takes place by removing these people, is where the bulk of the other savings comes from. So our estimation of a cost reduction of 264 million rands there, again it is 4% of the overall cost reduction, and it is a very critical part in terms of running operations in the way in which we do. Flat structures, team of people, competent people, running the mines, then what the hell do you need other people checking up or overseeing or supervising them. Of course there is potential for even more than that. And the payroll two category, those are really small adjustments in terms of certain activities that we don’t participate in, it doesn’t contribute a lot, it is not a big number. If we were to find lots and lots of those sort of activities, the potential may be a bit higher, really, this is not a big number. We are very comfortable from previous acquisitions, including St Helena, Target, and others, that there are significant synergy benefits coming from what we call stores, procurement, and logistics. And then of course all those utilities, electricity, water, optimising that, you know, we always find huge cost savings, again as a percentage, you know, they call contribute significantly. Under other costs, you know where people hide all sorts of things, including G & A, various services, I mean we have through our joint venture with Netcare in Health Share, we have done an exercise already to come up with a potential cost savings proposal for Gold Fields, and we are very comfortable that that 48 million rand savings, out of a bill of 150 million is achievable, in the way in which we do these things. Where there will actually be an improvement in services, and a completely different approach to world-class healthcare services. I think our hospitals are role models, and certainly the fact that Netcare has bought into our models for the joint venture, just proves how well we run some of these things. That is a pretty big number, but a number we are pretty comfortable with as well. The World Gold Council fees, I mean we do not contribute to those bodies, and that is an obvious saving that will be effected. So those are just some of the bigger items in that sort of overall grouping. You can see that contributes a pretty big slice of the overall target.

Contractors, again a very conservative assumption. We know that there has been extensive utilisation of contractors on the Gold Fields mines. Project M, which saw a big inflow of contractors, and we expect quite a significant cost reduction in just not having some of those activities. Partial CONOPS, really this is an area where we actually think we may create more jobs than what we will shed, although of course these jobs will be for rock drill operators or winch drivers. The jobs we shed will be for more senior, supervisory type jobs. But, ultimately that is something that needs to be negotiated with stakeholders, if we were to implement CONOPS throughout the company, well that, as we have indicated before, can bring the costs per ton down quite significantly. Difficult to put that on the table as a promise in the absence of having discussed or negotiated it. The whole discussion on CONOPS, we have implemented CONOPS on mines that are running on full capacity, long life mines, short life

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mines, under-utilised shafts, we have done 21 different versions of CONOPS, you know, we are very comfortable that there is an optimum CONOPS implementation for any mine in the world, including South Africa. But that is not part of the promises that we can put on the table at this stage, because it is a process. So the total savings from operations, the 6.7 billion that is the total costs for 2004, you can see our reductions add up to significantly over a billion rand. We have also historically found on all of these acquisitions from Evander through to Elandsrand, significant potential for reductions in terms of capital costs, we just don’t have the expensive tastes of some of the other companies. There is quite a bit of Monopoly money flowing between head offices charging mines capital management fees, and so on. If those exist, we will be closer to the 12.5% potential saving. In the absence of those, we average significantly better than 7.5%, and that translates into an additional 66 million a year sort of a saving, which we haven’t brought into the cost per ton of course. And then, very critically, in the last three quarters, the net reduction in development on the Gold Fields South African mines by our estimation is in the order of about just under 40 million rand a quarter. It is one way of managing your costs, but it is not a way we support. And part of the criticism about how costs increase once we run mines, part of that cost, certainly in the case of Evander, has been a deliberate increase in development, so that we sustain the ore body. May I remind you all that Evander was 18 months from final closure, it didn’t close, we made our money back in 2.5 years we made the purchase price two more times after that back, and today Evander, if Gold Fields still owned it, would have been their best mine in the last quarter. So we unashamedly recapitalise the ore body, and yes, we do a lot of that through working cost development, and therefore we show you upfront that there will be a net increase in certain costs, and that still leaves us with a little bit more than the 15% number. These are numbers that we have got high confidence in. the potential savings column of course are numbers that we would still like to believe we will get close to, and in most instances, subject to, you know, more detailed information, and I think if Gold Fields continues to disclose further places of obvious cost reduction opportunities, we may actually get more comfort in some of those numbers. The number we have always said we are very comfortable with is the 15%, and I think this really demonstrates how it will take place. This, also I think forever will put to bed the whole issue of all our ideas about cutting labour. I think Gold Fields again have helped us address that, in coming up with ideas about cost savings, which doesn’t include labour. So this is clearly not about net cut people. The combining company’s total employment, in combining these companies successfully, the overall job destruction will be certainly not more than 1.5% of the overall employment level, so it is not a big number. It does involve some expensive people, people that we just don’t need in our flat structures, empowered team environment.

I am finally moving on to the next page, page 5, and I just want to talk to you about, I mean, the quality of the declaration of the Gold Fields reserves. I mean, it is a very good set of numbers, very easy to interpret. I know they’ve subsequently stumbled upon more reserves. Those aren’t in here, because I am not too sure where they exactly are, and came from. But if we look at the Gold Fields South African reserves, restated with the numbers that they have given at the different gold prices, now I am not restating it to point any weaknesses out, I am just showing you that their declaration at 90 000 rand a kilogram, is not to difficult to also restate those same reserves at different gold prices, with the information that they have given us. They indicate what happens at 85 000, and at 81 000, they indicated what happens at 115 000, and what is quite clear is that if the gold price were to go up by 15%, from 90 000, their long-term assumption, to 103 500, it is exactly the same effect as if we were to reduce the cost structure by a sustainable 15%. And you can see what happens. That such a reduction will see the pay limit increase or decrease, I apologise, by 15% and reserves increase by 36%. This is why I (?) additional reserves for free. This is why we are so obsessed with reducing cost structures, is because you get additional reserves for free. Of course what also happens at such lower cost structures, is that the below infrastructure projects are in the money, and all of this is even before I am increasing the gold price, which me and a lot of my shareholders continue to believe is a real and significant possibility.

I think if we look at my next slide, called “The impact of the Harmony way on Gold Fields South African Projects”, again I hope to have correctly reflected the projects as they have declared them. Driefontein 9 shaft, 5 shaft, Kloof, is two projects, the breakeven gold prices under their management, and how much reserves are tied in there, tied up in there, or could be made available for mining. Now obviously, by us reducing capex by that expected 7.5%, and of course by us reducing the breakeven gold price significantly, through our cost reduction, I mean those projects will all move into the viable category, even at today’s sort of gold prices. So all of those, not both, all of those projects will be viable and thereby we will increase the potential reserves quite significantly.

A few footnotes, and this is not an attempt to deal with some of the confusion that they have with some of our numbers. To their defence, they obviously only had two weeks to fight sixteen legal battles, and get to understand Harmony’s numbers. We will unconfuse most of their numbers in the next week or

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so. But if we look at the cost savings on a mine by mine basis, some detail. I mean Evander, let me remind you, was sold to us in closure mode. So I think the whole discussion about what it would have looked like or not, you know, is a bit of an illogical discussion, it would have been closed, unless we bought it. And we make a hell of a lot of money out of it. We did reopen Winkel(?) 2 and 5 shaft, those are on average much higher cost shafts than 7 and 8 shafts, easy to misrepresent that in terms of how you reflect the numbers, you know. We have increased development, and this is not a new number, this is a number that everybody who has previously asked us understood. We had to undo that sort of let’s cut development, in order to manage costs, and of course in the case of Evander, that (?) it for a bit longer than what has most recently been the case on Gold Fields mines. So we have increase development significantly, and these are numbers that have been and are in public domain. Because of the increase in mining from the Winkel (?), we had to reopen the mill there. And 9 shaft was closed only now, you know recently. Many years after it was originally closed in their hands as well. So we have actually extended 9 shafts lives until all of the available reserves was mined, mainly at a profit. Of course, at 8 and 7 shafts, everybody knows that we had to catch up with a significant backlog in development of the declines to access the ore reserves. I want to remind those who have been listening to the quarterlies recently a little bit about Target again. I mean at Target the flattening of the management structure alone, not along, I apologise, the flattening of the management structure alone contributed 8% on a cost per ton basis. Close to R30 a ton. But that, as I always say, is the starting point. Once those people that are left understand how empowered they are, the very ideas that they come up with, in the case of Target, has already totalled another 12%. I mean, that’s the magic of something as simple as trusting and empowering your people, is the ideas they come up with. I call it the Harmony way, I mean, you know, to them it’s lots of common sense things that they are allowed to do. Randfontein, a few sort of footnotes. When we acquired Randfontein, it officially had three years of harvest mode left, as proposed in the Project Eagle of the time. Randfontein, you guys will remember, was a huge loss maker, and it took us a long time to finally shut it down, and I mean I am just reminding you all of what to read into the cost numbers there. And then of course at Randfontein, all in all, the overall sort of ability to operate the mine at lower costs have enabled us to recommence the Doornkop Project. I thought this will at least (?) of them adding new interest in the whole sort of value proposition debate. I think this, if nothing else, will at least take the sort of debate that has died down a little bit, about can we or can’t we reduce the costs, I think this puts enough substance on the table, and I am very comfortable that this is the type of substance that most of the fund managers and investors are happy with as well.

I am not too sure, we have probably got about five minutes for a question or two, questions please, I mean let’s constrain them to this presentation, this was just an opportunity for everybody to get an update on our costs proposals. We will come back with comments on everything else that we need to comment on, you know, at opportune times in the future. Please let’s stick to the cost discussion. A few questions, thank you very much.

Question and Answer Session

Thomas Nienaber (Lehmann Brothers):

Good afternoon Bernard, a brief question on the payroll one and two costs. Do you have cost (?) data for Gold Fields so that we can see how much the reduction is. You (?) obvious had two-thirds reduction, do you have that detail.

Bernard Swanepoel

Sorry, I am not sure I understand the question. We have worked on the sort of understanding of Gold Fields structures etc., as we saw them on site, on the mines, at St Helena most recently, some 20 months ago. We don’t have any specific organograms detail. St Helena was obviously one of the sort of leaner mines, because it was in a loss-making situation for quite a bit, you know, before they sold it to us. These aren’t, you know, there aren’t names and titles next to these numbers.

Thomas Nienaber (Lehmann Brothers):

And you don’t have a rough number of what their payroll numbers, under what you classify as payroll one and two, would be?

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Bernard Swanepoel

Ja, it is quite contradictory. Because they have publicly, in the past, you know, made the point that more than 50% of their costs sat in wages, you know, in the combination of the two payrolls. But in their own value statement, in their annual report, those numbers add up to significantly less than that. I think in the order of 40% of that 6.7 billion rand. So really we have worked on the numbers in their annual report, I can’t remember it offhand now, I think payroll one was a number of one comma something, and payroll was about double that. Thomas, it is available in the annual report.

Marcia Klein (Business Times):

Hi, I just want to ask you about the sustainability of these cost reductions. And especially in the view of Gold Fields document that shows that you were able to reduce costs at Evander, I can’t remember what else, in year one, but since then the costs have gone up.

Bernard Swanepoel

Marcia, thank you. I, like I said to defence of my colleagues at Evander, they obviously haven’t had a lot of time to try and understand our numbers. The footnote to the Evander costs, give you some indication of where we deliberately recapitalised the mine. So the reduction that we do is actually sustainable. If we flatten structures, we don’t ever increase the structures again. But some of the money that would have gone into gold courses, and unnecessary layers of management, we redeploy into development of the ore body and so on. I simply haven’t had time to look at their representation. They spent a lot of time representing our numbers lately. We will put that detail out in public domain, Monday or Tuesday. The sustainability, I think ultimately shows up in how we’ve managed to keep Evander alive six years longer. At last quarter had results better than any one of their mines, I mean the whole sustainability discussion quite honestly I find interesting. But the mere fact that those mines still make money today in our hands is proof of it. We certainly spend money differently to them. There is no doubt about that. But the savings we make are sustainable. For example, I mean the contributions we don’t make to the World Gold Council, we don’t make to the World Gold Council. They don’t sneak back somewhere else. If we convert or spend some of that money rather on the ore body, well I am not going to apologise for that. But thanks for the question.

I think we are going to take one more question, and then I have to unfortunately have to go to my next meeting.

(?) (AngloGold Ashanti):

Good afternoon Bernard, ja, cash operating costs for Harmony is up 35%. I would like to believe your cost reduction, your Harmony way cost target strategy. But within Harmony your cash operating costs quarter on quarter are up 35%. So I am sort of like battling to get a buy in on the Harmony way strategy.

Bernard Swanepoel

I tell you what, you can give me a call offline, and I can try and understand where your 35% comes from. If you talk about over the last 27 years, or the last seven quarters, I simply don’t know what the base of comparison is, so, but please do contact me, you know, through me email, and I can talk to you. I mean I simply don’t get the base of your question, so I don’t want to waste everybody’s time on something I don’t understand. Thank you everybody, speak to you later.

Notice

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they

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will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

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